SEC 05039230 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstMerit Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

III Cascade Plaza
(No. and Street)

Akron	Ohio	44308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Reed 330-384-7229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

200 Public Square	BP Tower 27th Floor	Cleveland, Ohio	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED MAR 0 1 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Arvay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstMerit Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Angel Kimmel, Notary
State of Ohio
My Commission Expires: 09/26/09

2-22-05

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

FirstMerit Securities, Inc.

(A WHOLLY-OWNED SUBSIDIARY OF FIRSTMERIT BANK, N.A.,
WHICH IS WHOLLY-OWNED BY FIRSTMERIT CORPORATION)

Financial Statements and Supplementary Schedules

December 31, 2004

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Table of Contents
December 31, 2004

PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland OH 44114-2301
Telephone (216) 875 3000
Facsimile (216) 566 7846

Report of Independent Auditors

To the Shareholder of
FirstMerit Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of FirstMerit Securities, Inc. (a wholly-owned subsidiary of FirstMerit Bank, N.A., which is wholly-owned by FirstMerit Corporation) (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 5, 2005

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Financial Condition
As of December 31, 2004

Assets

Cash and cash equivalents	$ 6,147,141
Deposit with clearing broker	50,000
Receivables from brokers and clearing broker	271,737
Furniture and equipment, at cost, less accumulated depreciation of $745,815	114,018
Due from affiliates	209,792
Investment in insurance contracts, at cost	2,478,364
Deferred federal income tax asset	110
Other assets	29,564
Total assets	$ 9,300,726

Liabilities and Stockholder's Equity

Commissions payable	$ 216,172
Accounts payable and accrued expenses	30,911
Federal income taxes payable	305,603
Total liabilities	552,686
Common stock, without par value; 850 shares authorized, 150 shares issued and outstanding	150,000
Additional paid-in capital	3,300,000
Retained earnings	5,298,040
Total stockholder's equity	8,748,040
Total liabilities and stockholder's equity	$ 9,300,726

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Income
For the Year Ended December 31, 2004

Revenues:	
Commissions	$ 11,024,160
Interest	24,650
Other	26,944
Total revenues	11,075,754
Expenses:	
Commissions	3,669,017
Employee compensation and benefits	1,733,278
Clearing fees	429,519
Occupancy and equipment rental	2,801,852
Promotion and development	79,779
Communication and data processing	58,449
Administration and professional fees	124,571
Other	371,726
Total expenses	9,268,191
Income before federal income taxes	1,807,563
Allocated federal income tax expense (benefit):	
Current	668,213
Deferred	(4,022)
Total allocated federal income tax expense	664,191
Net income	$ 1,143,372

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2003	$ 150,000	$ 3,300,000	$ 4,154,668	$ 7,604,668
Net income	-	-	1,143,372	1,143,372
Balance at December 31, 2004	$ 150,000	$ 3,300,000	$ 5,298,040	$ 8,748,040

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 1,143,372
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	58,791
Deferred federal income tax assets (liability)	(4,022)
Change in operating assets and liabilities:	
Receivables from brokers, dealers and clearing broker	(20,086)
Due from affiliates	(38,470)
Other assets	(29,564)
Commissions payable	(86,520)
Accounts payable and accrued expenses	(45,739)
Federal income taxes payable	172,382
Net cash provided by operating activities	1,150,144
Cash flows from investing activities:	
Purchase of furniture and equipment	(39,624)
Repurchase of and premiums paid on insurance contracts	(118,147)
Net cash used in investing activities	(157,771)
Net increase in cash and cash equivalents	992,373
Cash and cash equivalents at beginning of year	5,154,768
Cash and cash equivalents at end of year	$ 6,147,141
Supplemental cash flow information:	
Cash paid for income taxes	$ 491,809
Write-off of fully depreciated furniture and equipment	$ 232

The accompanying notes are an integral part of these financial statements.

1. Organization

Nature of Business
FirstMerit Securities, Inc. (the "Company") is registered with the National Association of Securities Dealers, Inc. ("NASD") as a broker-dealer and is a wholly-owned subsidiary of FirstMerit Bank, N.A. ("FirstMerit"). FirstMerit is a wholly-owned subsidiary of FirstMerit Corporation (the "Parent"). The Company primarily acts as an introducing broker-dealer offering variable and fixed annuities, fixed income and equity securities and mutual funds to customers of FirstMerit, primarily in Ohio.

The Company executes all of its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry.

Cash and Cash Equivalents
The Company considers cash and cash equivalents to be all highly liquid assets with maturities of ninety days or less.

Fair Value of Financial Instruments
Financial instruments, consisting primarily of cash and cash equivalents, receivables from brokers, dealers and clearing broker, commissions payable, accounts payable and accrued expenses, of the Company are reported in the Statement of Financial Condition at amounts which approximate fair value because of their short term nature. The fair value of investment in insurance contracts are discussed below.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which range from three to ten years.

Investment in Insurance Contracts
The Company purchased viatical settlements, which represent the ownership rights to proceeds from death benefits of insurance policies owned by terminally ill individuals. The terminally ill individuals receive the discounted present value of the life insurance proceeds and, in exchange, assign the legal rights (beneficial interests) to the death benefit proceeds to the Company. During 2004, the Company purchased $95,000 of these insurance contracts.

The insurance contracts are valued at cost. Fair value of the insurance contracts would usually be determined by using net present value calculations using life expectancy, premiums to be paid and rate of return assumptions. However, due to medical advances related to the terminally ill

individuals, assumptions that could be used in the fair value calculation, particularly life expectancy estimates cannot be determined with reasonable certainty. Therefore, it is not practical to estimate the fair value of the insurance contracts at December 31, 2004.

The Company is obligated to make annual premium payments associated with the underlying insurance contracts. Those premiums are capitalized when incurred to the cost of the insurance contracts, which are not to exceed the Company's beneficial interest in the death benefit of the related insurance contract. The amount of premiums paid approximated $23,147 for the year ended December 31, 2004.

Upon the death of the terminally ill patients, the Company receives the proceeds of the beneficial interests of the underlying insurance contracts. At the time of receipt, the Company records a gain, which represents the difference between the total proceeds received and the underlying cost of the insurance contract recorded by the Company to purchase and maintain its beneficial interests in the insurance contracts. During 2004, the Company did not receive any proceeds.

Revenue Recognition
Commission revenue and mutual fund fees and the related expenses are recorded on the trade date basis.

Risk and Uncertainties
The Company generates a significant portion of its revenues by providing brokerage services to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets. Additionally, the Company maintains a relationship with one clearing broker. Should this relationship be interrupted or terminated, revenues may be adversely affected.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

3. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Each entity of the Parent is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

The Company's deferred tax assets and liabilities are determined based upon the differences between the financial reporting and tax basis of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected

to reverse. The Company's deferred federal income tax asset at December 31, 2004 of $110 consists solely of temporary differences associated with book and tax depreciation methods.

The Company is also subject to the Ohio Dealers in Intangible Tax. As of December 31, 2004, the Company has estimated and paid the tax in the amount of $61,925.

4. Deposit with Clearing Broker

At December 31, 2004, the Company maintained a required $50,000 deposit with the clearing broker that provides clearing services to the Company.

5. Related Party Transactions

Employees of the Company are eligible to participate in the Parent's defined benefit and defined contribution pension plans. Pension and medical payments of $488,204 made in 2004 are included in employee compensation and benefits expense on the Statement of Income and are based upon a corporate allocation percentage determined by the Parent.

Receivables and payables resulting from transactions with an affiliated entity are, in management's opinion, conducted on terms similar to those with unrelated third parties. The amounts are non-interest bearing and settle in the normal course of business. The amount due from affiliates totalled $209,792 at December 31, 2004.

Certain expenses relating to shared services of the Parent were previously allocated to the Company on a monthly basis. During 2004, these expenses, which approximated $397,000 in 2004, were no longer allocated to the Company by the Parent.

In addition, the Company is party to lease agreements with related parties as described in Note 7.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company utilizes the basic method permitted by the Rule, which requires that minimum net capital be the greater of $50,000 or 6 2/3% of aggregate indebtedness. The Rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $5,605,612, which exceeded required net capital by $5,555,612. In addition, the Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

7. Commitments and Contingent Liabilities

The Company does not grant credit to its customers in the normal course of business. However, in the event that certain customers do not fulfil their obligations involving securities transactions, the Company would be required to make whole its clearing broker for any losses incurred in the settlement of defaulted customer obligations. In the opinion of management, the amounts that will ultimately be required, if any, in connection with such matters will not have a material effect on the financial position or results of operations of the Company.

From time to time in the normal conduct of its business, the Company is involved in various claims and lawsuits. In the opinion of management, the amounts that will ultimately be required, if any, in connection with such matters will not have a material effect on the financial position or results of operations of the Company.

The Company leases office space at its primary location from FirstMerit on a month-to-month basis. Rental expense totalled $71,724 for the year ended December 31, 2004.

The Company also rents additional office space at each FirstMerit location. The terms of this rental agreement require the Company to pay an amount equal to the gross commissions generated from FirstMerit customers, less expenses. Rental expense under this agreement totalled $2,603,143 for the year ended December 31, 2004.

The Company leases equipment access from various vendors under operating leases. Rental expense for the equipment amounted to $64,210 for the year ended December 31, 2004.

FirstMerit Securities, Inc.

Schedule I

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Supplementary Schedule – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Net capital:		
Total stockholder's equity	$	8,748,040
Less non-allowable assets:		
Receivables from brokers or dealers		204,006
Furniture and equipment, net		114,018
Due from affiliates		209,792
Investments not readily marketable		2,478,364
Deferred federal income tax asset		110
Other Assets		29,564
Net capital before haircuts on securities positions	$	5,712,186
Less haircuts on securities (money market account)		(106,574)
Net capital	$	5,605,612
Aggregate indebtedness:		
Accounts payable, accrued expenses and accrued wages	$	216,172
Commissions payable		30,911
Federal income taxes payable		305,603
Total aggregate indebtedness	$	552,686
Computation of basic net capital requirement:		
Greater of minimum capital requirement of $50,000 or 6-2/3% of total aggregate indebtedness	$	50,000
Net capital	$	5,605,612
Less net capital requirement		50,000
Excess net capital	$	5,555,612
Ratio of aggregate indebtedness to net capital		.10 to 1

There are no differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS report as of December 31, 2004.

Supplementary Schedule - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2004

Exemption Under Section (k) (2) (ii)

The Company has claimed exemption from the provisions of the Securities and Exchange Commission's Rule 15c3-3. The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer.

There are no differences between the above statement and the Company's unaudited FOCUS report as of December 31, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland OH 44114-2301
Telephone (216) 875 3000
Facsimile (216) 566 7846

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Shareholder of
FirstMerit Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of FirstMerit Securities, Inc. (a wholly-owned subsidiary of FirstMerit Bank, N.A., which is wholly-owned by FirstMerit Corporation) (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 5, 2005